Mail Stop 4561

March 24, 2009

Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

>   **Re: Amdocs Limited**
>   **Form 20-F for the Fiscal Year Ended September 30, 2008**
>   **Filed December 8, 2008**
>   **File No. 001-14840**

Dear Mr. Baharav:

We have reviewed your response letter dated February 23, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 6, 2009.

Form 20-F for the Fiscal Year Ended September 30, 2008

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-18

1.   We note your response to prior comment number 2. Please explain why establishing the valuation allowance had no effect on your income statement. As part of your response, address the fact that this adjustment was the correction of a purchase price allocation error.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief